                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-57830


                                 MIGRATEC, INC.

                              Prospectus Supplement
                       (To Prospectus Dated June 28, 2001)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On September 28, 2001, we issued a drawdown notice to Ironhead Investments, Inc. in connection with the Common Stock Purchase Agreement dated March 27, 2001, evidencing an equity draw down facility between Ironhead and us. This notice offered to sell up to $700,000 of our common stock to Ironhead based on the formula in the Common Stock Purchase Agreement during the 22 day trading period beginning on September 28, 2001 and ending on October 29, 2001. During the 22 trading days, Ironhead purchased a total of 419,629 shares of our common stock at an average purchase price of $.3719 per share. These purchases resulted in aggregate proceeds, net of fees, of $150,013.00 being paid and released from escrow to us by Ironhead.

         The attached prospectus relates to the resale of shares acquired by Ironhead pursuant to the Common Stock Purchase Agreement and pursuant to the exercise of warrants held by Ironhead. Because Ironhead may sell some or all of these shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that Ironhead will hold after the completion of the offering.

         We expect to use the proceeds of any sale of common stock and upon the exercise of any warrants for cash issued to Ironhead pursuant to this sale of common stock for general corporate purposes.


          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 8, 2001.